UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


02012989

1-00367



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECT. 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number ______________

U.S. POST OFFICE
DELAYED

THE L.S.STARRETT COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan and address if different from issuer below)

THE L.S.STARRETT COMPANY, 121 CRESCENT STREET, ATHOL, MASSACHUSETTS 01331-1915
(Name of issuer of the securities held pursuant to the plan and address of principal executive offices)

CONTENTS

PROCESSED
FEB 05 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE L.S.STARRETT COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
(Name of Plan)

DECEMBER 28, 2001
(date)

Roger Wellington Jr., Trustee

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

The Trustees and Participants of
The L.S. Starrett Company
Employee Stock Ownership Plan
Athol, Massachusetts

We have audited the accompanying statements of net assets available for benefits of The L.S. Starrett Company Employee Stock Ownership Plan (the "Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic 2001 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 14, 2001

THE L.S. STARRETT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000

	2001	2000
ASSETS:		
Investment in The L.S. Starrett Company Common Stock, at fair value	$17,767,207	$15,113,403
Cash and cash equivalents	343,090	11
Total assets	18,110,297	15,113,414
LIABILITIES:		
Due to Plan Sponsor	344,201	-
Due to The Retirement Plan for Employees of The L.S. Starrett Company	161,774	-
Total liabilities	505,975	-
NET ASSETS AVAILABLE FOR BENEFITS	$17,604,322	$15,113,414

See notes to financial statements.

THE L.S. STARRETT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$15,113,414	$23,224,443
ADDITIONS:		
Net appreciation (depreciation) in fair value of investment in The L.S. Starrett Company Common Stock	2,552,886	(7,998,519)
Dividend income	684,921	681,889
Total	3,237,807	(7,316,630)
DEDUCTIONS – Participant distributions	(746,899)	(794,399)
NET INCREASE (DECREASE)	2,490,908	(8,111,029)
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$17,604,322	$15,113,414

See notes to financial statements.

THE L.S. STARRETT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of The L.S. Starrett Company Employee Stock Ownership Plan (the "Plan") provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General – The Plan, established effective July 1, 1984 and amended at various dates through December 11, 1995, is a noncontributory plan established for the domestic employees of The L.S. Starrett Company (the "Plan Sponsor"). An employee may become a participant in the Plan provided he or she has reached the age of 21 and completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Employer Contributions – Employer contributions were made to the extent of total principal and interest due on a bank loan until 1996 when the loan was fully paid. The Board of Directors (the "Board") of the Plan Sponsor, at its discretion, may designate additional contributions to the Plan. No employer contributions were made or required in 2001 or 2000.

Allocations to Participants – Allocations of contributions are made to individual accounts based on the individual's compensation during the plan year, subject to certain limitations. Forfeitures are allocated to "eligible account holders" based upon their relative share balances.

Vesting – Individual accounts vest after five years of service or upon the participant reaching age 65, whichever is earlier.

Benefits – Upon retirement, each participant will have a fully vested and nonforfeitable interest in his or her share of the trust fund. Distributions will be made as soon as reasonably practicable after the valuation date coinciding with retirement or the succeeding valuation date after retirement.

If a participant ceases to be an employee for any reason other than retirement and at a time when he or she has completed at least five years of vesting service, the participant will be entitled to receive a vested benefit equal to the value of his or her share of the trust fund as soon as reasonably practicable after the valuation date coinciding with or next succeeding the later of the participant's termination of employment or the date on which the participant attains age 55 (or the date on which he or she dies, if earlier).

A distribution to a participant or beneficiary from the trust will be made in shares of stock in a single payment; however, distribution of any fractional shares will be made in cash in lieu of such fractional shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in the common stock of The L.S. Starrett Company, the Plan sponsor. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Distributions – Distributions are recorded when paid.

Administrative Expenses – All administrative expenses of the Plan are paid by the Plan Sponsor.

Valuation of Investments – Investments in The L.S. Starrett Company Common Stock are valued at fair value based on closing market quotations.

3. INVESTMENTS

Investments in The L.S. Starrett Company Common Stock consist of the following at June 30:

	2001		2000	
	Shares	Fair Value	Shares	Fair Value
Class A shares	560,886	$11,498,163	547,355	$ 9,578,713
Class B shares	305,807	6,269,044	316,268	5,534,690
		$17,767,207		$15,113,403

4. LIABILITIES

During the year, certain retired employees elected to have their benefits transferred to The Retirement Plan for Employees of The L.S. Starrett Company. A liability of $161,774 has been recorded with respect to amounts not transferred as of June 30, 2001. Amounts due to the Plan Sponsor, totaling $344,201 as of June 30, 2001, represent $342,201 of stock purchases and a $2,000 cash advance. Both amounts were paid to the Plan Sponsor subsequent to year end.

5. TRUSTEES OF THE PLAN

The Plan provides for trustees appointed by the Board of The L.S. Starrett Company, the administrator of the Plan.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, plan participants become fully vested and receive the full values of their account balances. Any excess plan assets after payment of all plan liabilities will revert to the Plan Sponsor.

7. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter, dated September 12, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator and trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

THE L.S. STARRETT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	The L.S. Starrett Company	560,886 Class A shares	$11,009,373	$11,498,163
*	The L.S. Starrett Company	305,807 Class B shares	4,736,175	6,269,044
		Total	$15,745,548	$17,767,207

* Party-in-interest.

THE L.S. STARRETT COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, PART IV, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 2001

a) Identity of Party Involved	Transaction	Shares	b) Description of Asset	c) Purchase Price	d) Selling Price	e) Cost of Asset	f) Current Value of Asset on Transaction Date	g) Net (Loss) Gain
Series of Transactions								
The L.S. Starrett Company	Purchase	33,438	Class A common stocks	$ 684,908	$ -	$ 684,908	$ 684,908	$ -
The L.S. Starrett Company	Sale	19,907	Class A common stocks	-	384,675	393,431	384,675	(8,756)
The L.S. Starrett Company	Sale	10,461	Class B common stocks	-	199,315	166,355	199,315	32,960

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-89965 of The L.S. Starrett Company on Form S-8 of our reports dated August 3, 2001 appearing in the Annual Report on Form 10-K of The L.S. Starrett Company for the year ended June 30, 2001 and our report dated December 14, 2001 appearing in this Form 11-K of The L.S. Starrett Company Employee Stock Ownership Plan for the year ended June 30, 2001.

Deloitte & Touche LLP

December 26, 2001

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Touche
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